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ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

August 7, 2017

VIA EDGAR

Ms. Sumeera Younis
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Reaves Utility Income Fund (the “Fund”) Registration Statement on Form N-2 File Numbers 333-218822; 811-21432

Dear Ms. Younis:

This letter responds to telephonic comments on the Fund’s registration statement on Form N-2 filed with the Securities and Exchange Commission (the “SEC”) on June 19, 2017 (the “Registration Statement”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. We have reproduced your comments below, followed by our responses. Changes to the Registration Statement noted below will be reflected in a pre-effective amendment to the Registration Statement filed with the SEC (the “Amendment”). Capitalized terms not defined herein shall have the meanings set forth in the Registration Statement.

1. Comment:	On the cover page of the Prospectus, please provide the estimated subscription price and confirm that the subscription price will be below the net asset value per common share on the Expiration Date.

Response: The disclosure has been revised accordingly. We hereby confirm that the subscription price will be below the net asset value per common share on the Expiration Date.

2. Comment:	Please file the Credit Agreement as an exhibit to the Registration Statement.

Response: We hereby confirm that the Credit Agreement will be filed as an exhibit to the Amendment.

3. Comment:
Under “Prospectus Summary – Risk Factors – Market Price of Common Shares,” the disclosure states that the Fund’s “common shares are currently trading at a [premium]/[discount] to their net asset value.” Please disclose the Fund’s current premium or discount to net asset value.

Response:The disclosure has been revised accordingly.

4. Comment:	Please include the Financial Highlights for the period ended April 30, 2017.

Response: The disclosure has been revised accordingly.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai